Mail Stop 4561
via fax (706) 644-0161

August 14, 2008

Mr. Phillip W. Tomlinson
Chairman of the Board and Chief Executive Officer
1600 First Avenue
Columbus, Georgia 31901

      Re: Total System Services, Inc.
      Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2007
      Filed February 29, 2008 and April 28, 2008, respectively
      Form 8-K Filed July 30, 2008
      File no. 1-10254

Dear Mr. Tomlinson:

      We have reviewed your response letter dated July 30, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 16, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page 51

1.   We note your response to our prior comment 5 where you indicate that the Company will provide a footnote disclosure defining operating expenses as including cost of sales and an insignificant amount of sales and marketing and general and administrative expenses until your new system implementation is

complete. Please explain why you did not include these revisions in your June 30, 2008 Form 10-Q or confirm that you will include such changes in your September 30, 2008 Form 10-Q.

2.   We note your response to our prior comment 17 to our letter dated June 2, 2008 where you indicate that the Company's server-based software licenses are multi-year time-based licenses for which you are unable to establish VSOE of fair value for PCS. Your revenue recognition policy disclosures on page 52 of your Form 10-K (Exhibit 13) appear to indicate that you enter into multiple element perpetual licenses. For instance, you indicate that software license revenues are recognized upon delivery of the software and VSOE for maintenance is measured by the renewal rate offered to the client. Please revise your disclosures to more clearly describe the revenue recognition policies for the software license arrangements offered by the Company (i.e. multi-year, time-based licenses) and provide an example of your proposed revisions.

Form 8-K Filed July 30, 2008

3.   In your response to comment 13 to our letter dated June 2, 2008, the Company provided proposed disclosures regarding your use of non-GAAP financial measures. Please be advised that the disclosures required by Item 10(e)(1)(i) and (ii) and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures should also be considered for the non-GAAP disclosures included in the Company's Forms 8-K. In this regard, we note the use of non-GAAP measures in the Form 8-K noted above, which excludes a number of recurring items. Please explain why the Company did not include your proposed revisions in the Form 8-K or confirm that you will include such disclosures in future filings.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

Phillip W. Tomlinson
Total System Services, Inc.
August 14, 2008
Page 3

       You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Mark Shuman, Legal Branch Chief at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

       Sincerely,

       Kathleen Collins
       Accounting Branch Chief